FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1     Holding(s) in Company announcement dated 16 August, 2004
    2     FRN Variable Rate Fix announcement dated 16 August, 2004
    3     Holding(s) in Company announcement dated 19 August, 2004
    4     Director Shareholding announcement dated 20 August, 2004
    5     Holding(s) in Company announcement dated 20 August, 2004

Document No. 1

                             NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 16 August 2004 that as at 11 August 2004 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 4,000,000.00
    MATURING: 24-Jly-2007
    ISSUE DATE: 13-May-2002
    ISIN: XS0148017667

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Aug-2004 TO 15-Nov-2004 HAS BEEN FIXED AT 5.060000 PCT

INTEREST PAYABLE VALUE 15-Nov-2004 WILL AMOUNT TO:
GBP 129.96 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 19 August 2004 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 16 August 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 13,365,176 ordinary 25p shares of the Company. This holding represented 3.17% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 12,061,531 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 12,061,531 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No. 4

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 20 August 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to an individual who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,474,594 Shares representing 1.30% of the Company's issued share capital.

Document No. 5


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES
Northern Rock plc ("the Company") has been notified on 20 August 2004, that as at 17 August 2004 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 16,461,437 ordinary 25p shares of the Company representing 3.91% of the issued share capital of the Company.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  23 August, 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary